SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                            GP Strategies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Scott B. Bernstein, Esq.,
                               Caxton Corporation,
                              315 Enterprise Drive
                          Plainsboro, New Jersey 08536
                                 (609) 936-2580
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 18, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

----------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36225V104               SCHEDULE 13D                Page 2 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            833,390
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        833,390
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      833,390
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36225V104               SCHEDULE 13D                Page 3 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth (BVI) Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            30,914
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        30,914
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,914
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36225V104               SCHEDULE 13D                Page 4 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            14,096
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        14,096
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,096
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36225V104               SCHEDULE 13D                Page 5 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      GDK, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36225V104               SCHEDULE 13D                Page 6 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            878,400
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        878,400
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      878,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36225V104               SCHEDULE 13D                Page 7 of 21 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Associates, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            878,400
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        878,400
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      878,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment 2 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of GP Strategies Corporation (the "Company"), 9 West 57th Street, New York, NY 10019.

Item 2: Identity and Background

Item 2 of the Schedule 13D is hereby amended and replaced by the following:

(a) "This statement is filed by Caxton International Limited, a British Virgin Islands corporation, Caxton Equity Growth LLC, a Delaware limited liability company, Caxton Equity Growth (BVI) Ltd., a British Virgin Islands corporation, GDK, Inc., a British Virgin Islands corporation, Caxton Associates, L.L.C., a Delaware limited liability company, and Mr. Bruce Kovner. The persons listed on Schedule C, Schedule D, Schedule E and Schedule F annexed hereto are the directors and executive officers (the "Listed Persons") of Caxton International Limited, Caxton Equity Growth LLC, Caxton Equity Growth (BVI) Ltd., and GDK, respectively.

(b)

      (i) "The address of Caxton International Limited is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.

      (ii) The address of Caxton Equity Growth LLC is c/o Caxton Corporation, 315 Enterprise Drive, Plainsboro, New Jersey 08536.

      (iii) The address of Caxton Equity Growth (BVI) Ltd. is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.

      (iv) The address of GDK, Inc. is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.

      (v) The address of Caxton Associates, L.L.C. is c/o Caxton Corporation, 315 Enterprise Drive, Plainsboro, New Jersey 08536.

      (vi) The business address of Mr. Kovner is 667 Madison Avenue, New York, NY 10021.

(c)

      (i) "The principal business of Caxton International Limited is engaging in the trading and investing in international currency, financial and commodity interests and securities, as well as other investments.

      (ii) The principal business of Caxton Equity Growth LLC is engaging in the trading and investing of primarily U.S. Exchange traded securities of U.S. issuers and, to a lesser extent, foreign issuers.

      (iii) The principal business of Caxton Equity Growth (BVI) Ltd. is engaging in the trading and investing of primarily U.S. Exchange traded securities of U.S. issuers and, to a lesser extent, foreign issuers.

      (iv) The principal business of GDK, Inc. is engaging in the trading and investing in international currency, financial and commodity interests and securities, as well as other investments.

      (v) Caxton Associates is the trading advisor to Caxton International Limited, Caxton Equity Growth (BVI) Ltd., and GDK, Inc., and the managing member of Caxton Equity Growth LLC.

      (vi) The principal occupation of Mr. Kovner is Chairman of Caxton Corporation, a Delaware corporation, the address of which is 667 Madison Avenue, New York, NY 10021. Caxton Corporation is the manager and majority owner of Caxton Associates.

(d) "No person filing this statement has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

(e) "No person filing this statement has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

(f)   "Mr. Kovner is a United States citizen."

Item 3: Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs at the end thereof:

      "A net aggregate of $1,131,179 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International Limited International acquired shares (of Common Stock) since October 7, 1999. The purchase price for such acquired shares was paid out of Caxton International Limited's working capital.

      "A net aggregate of $87,870 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity Growth LLC acquired shares (of Common Stock) since October 7, 1999. The purchase price for such acquired shares was paid out of Caxton Equity Growth LLC's working capital.

      "A net aggregate of $192,709 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity Growth (BVI) Ltd. acquired Shares (of Common Stock) since October 7, 1999. The purchase price for such acquired shares was paid out of Caxton Equity Growth (BVI) Ltd.'s working capital.

      "A net aggregate of $246,212 (excluding commissions, if any) was received in a series of transactions pursuant to which GDK, Inc. sold Shares (of Common Stock) since October 7, 1999.

Item 4: Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended by replacing it with the following three paragraphs:

      "The persons filing this Report have supported recent actions taken by the Company to restore its profitability but, (a) continue to believe that the Common Stock is under-valued, and (b) are concerned about how management has indicated it may deploy available cash, and (c) believe that management should take further steps to enhance shareholder value, which should include considering the following: (i) the sale of the Company in its entirety, (ii) the distribution of any publicly traded equity securities held by the Company to its shareholders, (iii) the distribution of all cash not needed for operations and current liabilities to the shareholders, and (iv) the establishment of a liquidating trust into which all the assets of the Company will be contributed. The persons filing this Report are also examining all of their options with respect to the possibility of taking actions, which they believe will enhance shareholder value. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

      GDK, Inc.'s trading and investment decisions are undertaken independently of Caxton International Limited, Caxton Equity Growth (BVI) Ltd. and Caxton Equity Growth LLC.

      "Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise."

Item 5: Interest in Securities of the Issuer.

      Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

      (i) Caxton International Limited beneficially owns 833,390 shares of Common Stock (the "Shares"), representing approximately 7.0% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares being reported hereunder.

      (ii) Caxton Equity Growth (BVI) Ltd. beneficially owns 30,914 shares of Common Stock (the "Shares"), representing approximately .2% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares being reported hereunder.

      (iii) Caxton Equity Growth LLC beneficially owns 14,096 shares of Common Stock (the "Shares"), representing approximately .1% of the total shares of Common Stock issued and outstanding. This percentage reflects the acquisition of the additional Shares being reported hereunder.

      (iv) GDK, Inc. beneficially owns 0 shares of Common Stock (the "Shares"), representing approximately 0% of the total shares of Common Stock issued and outstanding. This percentage reflects the sale of Shares being reported hereunder.

      Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

      (c) Caxton International Limited, Caxton Equity Growth (BVI) Ltd., Caxton Equity Growth LLC and GDK, Inc. acquired additional shares and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between October 7, 1999 and October 18, 2000. See Schedule A and Schedule B for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased and/or sold by Caxton International Limited, Caxton Equity Growth (BVI) Ltd., Caxton Equity Growth LLC and GDK, Inc. during the past 60 days.

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 24, 2000                CAXTON INTERNATIONAL LIMITED

                                By: /s/ Joseph Kelly
                                    ---------------------------------------
                                    Name: Joseph Kelly
                                    Title: Vice President and Treasurer

                                By: /s/ Maxine Taylor-Swain
                                    ---------------------------------------
                                    Name: Maxine Taylor-Swain
                                    Title: Assistant Secretary


                                CAXTON EQUITY GROWTH LLC

                                By: /s/ Scott B. Bernstein
                                    ---------------------------------------
                                    Name: Scott B. Bernstein
                                    Title: Secretary, Caxton Associates, L.L.C.,
                                           Manager


                                CAXTON EQUITY GROWTH (BVI) LTD.

                                By: /s/ Maxine Taylor-Swain
                                    ---------------------------------------
                                    Name: Maxine Taylor-Swain
                                    Title: Assistant Secretary

                                By: /s/ Scott B. Bernstein
                                    ---------------------------------------
                                    Name: Scott B. Bernstein
                                    Title: Director


                                CAXTON ASSOCIATES, L.L.C.

                                By: /s/ Scott B. Bernstein
                                    ---------------------------------------
                                    Name: Scott B. Bernstein
                                    Title: Secretary

                                GDK, Inc.


                                By: /s/ Maxwell Quin
                                    ---------------------------------------
                                    Name: Maxwell Quin
                                    Title: Vice President


                                By:  /s/ Joseph Kelly
                                    ---------------------------------------
                                    Name: Joseph Kelly
                                    Title: Vice President and Treasurer


                                /s/ Bruce S. Kovner
                                -------------------------------------------
                                Bruce S. Kovner, by Scott B. Bernstein, as
                                Attorney-in-Fact

                                                                      Schedule A

Caxton International Limited

                              No of Shares        Price Per Share
       Trade Date              Purchased       (Excluding Commission)

         8/29/00                 5,000                4.12500
         9/11/00                 1,300                4.56250
         9/13/00                 6,700                6.08770
         9/14/00                14,000                5.78570
         9/14/00                 2,645                5.63890
         9/15/00                35,269                6.37400
         9/21/00                11,580                6.24840
         9/22/00                 5,000                5.81250
         9/22/00                14,696                5.99250
        10/17/00                 2,800                4.73880
        10/18/00                10,000                4.59380

Caxton Equity Growth (BVI) Ltd.

                              No of Shares        Price Per Share
       Trade Date              Purchased       (Excluding Commission)

         9/14/00                 1,274                5.63890
         9/15/00                16,986                6.37400
         9/21/00                 5,577                6.24840
         9/22/00                 7,077                5.99250

                                                                      Schedule B

Caxton Equity Growth LLC

                              No of Shares        Price Per Share
       Trade Date              Purchased       (Excluding Commission)

         9/14/00                  581                 5.63890
         9/15/00                 7,745                6.37400
         9/21/00                 2,543                6.24840
         9/22/00                 3,227                5.99250

GDK, Inc.

                              No of Shares        Price Per Share
       Trade Date                (Sold)        (Excluding Commission)

         8/23/00                (1,700)               4.00000
         8/24/00                 (200)                3.81250
         8/24/00               (28,200)               3.75000
         8/24/00                 (400)                3.75000

                                                                      Schedule C

                          CAXTON INTERNATIONAL LIMITED

Board of Directors                                Executive Officers
------------------                                ------------------
Sir Edwin Leather                                 Sir Edwin Leather, Chairman
c/o Prime Management Limited                      c/o Prime Management Limited
Mechanics Bldg., 12 Church Street                 Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda                             Hamilton HM11 Bermuda
Principal Occupation: Company's Director          Principal Occupation: Company's Director
Citizenship: Canadian                             Citizenship: Canadian

Peter P. D'Angelo                                 William Anderson, President
c/o Caxton Corporation                            c/o Prime Management Limited
667 Madison Avenue                                Mechanics Bldg., 12 Church Street
New York, NY  10021                               Hamilton HM11 Bermuda
Principal Occupation: President, Caxton           Principal Occupation: Managing Director,
Corporation                                       Trident Advisors, Inc., Toronto, Ontario, Canada
Citizenship: USA                                  Citizenship: British

Maxwell Quin                                      Maxwell Quin, Vice President and Secretary
c/o Prime Management Limited                      c/o Prime Management Limited
Mechanics Bldg., 12 Church Street                 Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda                             Hamilton HM11 Bermuda
Principal Occupation: Attorney-At-Law             Principal Occupation: Attorney-At-Law
Citizenship: British                              Citizenship: British

William Anderson                                  Joseph Kelly, Vice President and Treasurer
c/o Prime Management Limited                      c/o Prime Management Limited
Mechanics Bldg., 12 Church Street                 Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda                             Hamilton HM11 Bermuda
Principal Occupation: Managing Director,          Principal Occupation: President, Prime Management
Trident Advisors, Inc., Toronto, Ontario, Canada  Limited
Citizenship: Canadian                             Citizenship: British

Jozef Hendriks
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Managing Director,
Global Asset Management, Ltd., Bermuda
Citizenship: Dutch

Bruce Kovner
c/o Caxton Corporation
667 Madison Avenue
New York, NY 10021
Principal Occupation:  Chairman, Caxton
Corporation
Citizenship: USA

                                                                      Schedule D

                         CAXTON EQUITY GROWTH (BVI) LTD.

Board of Directors                                Executive Officers
------------------                                ------------------
William Anderson                                  William Anderson, President and Chairman
c/o Prime Management Limited                      c/o Prime Management Limited
Mechanics Bldg., 12 Church Street                 Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda                             Hamilton HM11 Bermuda
Principal Occupation: Managing Director,          Principal Occupation:  Managing Director,
Trident Advisors, Inc., Toronto, Ontario, Canada  Trident Advisors, Inc., Toronto, Ontario, Canada
Citizenship: Canadian                             Citizenship: Canadian

Peter P. D'Angelo                                 Joseph Kelly, Vice President
c/o Caxton Corporation                            c/o Prime Management Limited
667 Madison Avenue                                Mechanics Bldg., 12 Church Street
New York, NY  10021                               Hamilton HM11 Bermuda
Principal Occupation: President, Caxton           Principal Occupation: President,
Prime Management Corporation                      Limited
Citizenship: USA                                  Citizenship: British

Maxwell Quin                                      Maxwell Quin, Secretary
c/o Prime Management Limited                      c/o Prime Management Limited
Mechanics Bldg., 12 Church Street                 Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda                             Hamilton HM11 Bermuda
Principal Occupation: Attorney-At-Law             Principal Occupation: Attorney-At-Law
Citizenship: British                              Citizenship: British

Scott B. Bernstein                                Peter P. D'Angelo, Treasurer
c/o Caxton Corporation                            c/o Caxton Corporation
667 Madison Avenue                                667 Madison Avenue
New York, NY  10021                               New York, NY  10021
Principal Occupation: Vice President and          Principal Occupation:  President, Caxton
General Counsel, Caxton Corporation               Corporation
Citizenship: USA                                  Citizenship: USA

Robert Burrow
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Partner, S.J. Berwin & Co.,
Solicitors, London, England
Citizenship: British

                                                                      Schedule E

                            CAXTON EQUITY GROWTH LLC

Manager
-------
Caxton Associates, L.L.C.

Executive Officers - Caxton Associates, L.L.C.
----------------------------------------------
Bruce Kovner, Chairman
c/o Caxton Corporation
667 Madison Avenue
New York, NY 10021
Principal Occupation: Chairman, Caxton Corporation
Citizenship: USA

Peter P. D'Angelo, President
c/o Caxton Corporation
667 Madison Avenue
New York, NY 10021
Principal Occupation: President, Caxton Corporation
Citizenship: USA

John G. Forbes, Jr., Treasurer
c/o Caxton Corporation
667 Madison Avenue
New York, NY 10021
Principal Occupation: Sr. Vice President and CFO, Caxton Corporation
Citizenship: USA

Scott B. Bernstein, Secretary
c/o Caxton Corporation
667 Madison Avenue
New York, NY 10021
Principal Occupation: Vice President and General Counsel, Caxton Corporation
Citizenship: USA

                                                                      Schedule F

                                    GDK, INC.

Board of Directors                              Executive Officers
------------------                              ------------------
Peter P. D'Angelo                               William Anderson, President
c/o Caxton Corporation                          c/o Prime Management Limited
667 Madison Avenue                              Mechanics Bldg., 12 Church Street
New York, NY  10021                             Hamilton HM11 Bermuda
Principal Occupation: President, Caxton         Principal Occupation: Managing Director,
Corporation                                     Trident Advisors, Inc., Toronto, Ontario, Canada
Citizenship: USA                                Citizenship: Canadian

William Anderson                                Peter P. D'Angelo, Vice President
c/o Prime Management Limited                    c/o Caxton Corporation
Mechanics Bldg., 12 Church Street               667 Madison Avenue
Hamilton HM11 Bermuda                           New York, NY  10021
Principal Occupation:  Managing Director,       Principal Occupation: President, Caxton
Trident Advisors, Inc., Toronto, Ontario,       Corporation
Canada                                          Citizenship: USA
Citizenship: Canadian

Maxwell Quin                                    Aaron Sosnick, Sr. Vice President
c/o Prime Management Limited                    c/o Caxton Corporation
Mechanics Bldg., 12 Church Street               667 Madison Avenue
Hamilton HM11 Bermuda                           New York, NY  10021
Principal Occupation: Attorney-At-Law           Principal Occupation: Managing Director,
Citizenship: British                            Caxton Corporation
                                                Citizenship: USA

                                                Joseph Kelly, Vice President and Treasurer
                                                c/o Prime Management Limited
                                                Mechanics Bldg., 12 Church Street
                                                Hamilton HM11 Bermuda
                                                Principal Occupation: President Prime Management
                                                Limited
                                                Citizenship: British

                                                Maxwell Quin, Vice President and Secretary
                                                c/o Prime Management Limited
                                                Mechanics Bldg., 12 Church Street
                                                Hamilton HM11 Bermuda
                                                Principal Occupation: Attorney-At-Law
                                                Citizenship: British

                                                Monique Miller, Vice President and Compliance Officer
                                                c/o Caxton Corporation
                                                667 Madison Avenue
                                                New York, NY  10021
                                                Principal Occupation: Director of Business
                                                Management, Caxton Corporation
                                                Citizenship: USA

                                  Exhibit Index

Exhibit 1 - Joint Acquisition Statement Pursuant To Rule 13d-1(k)(1).